SCHEDULE A

(as of April 30, 2020)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange (Ticker)	Termination Date
Invesco India ETF	02/22/08	03/04/08	NYSE Arca, Inc. (PIN)	04/30/21

Invesco India Exchange-Traded Fund Trust on behalf of each Fund listed on Schedule A

By:	/s/ Daniel E. Draper
	Name:	Daniel E. Draper
	Title:	Principal Executive Officer & President

INVESCO DISTRIBUTORS, INC.

By:	/s/ Daniel E. Draper
	Name:	Daniel E. Draper
	Title:	Senior Vice President